

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 23, 2021

James Standen
Chief Financial Officer
Compass Minerals International, Inc.
9900 West 109th Street, Suite 100
Overland Park, Kansas 66210

>   **Re: Compass Minerals International, Inc.**
>   **Form 10-K for the Fiscal Year Ended December 31, 2020**
>   **Filed February 26, 2021**
>   **File No. 001-31921**

Dear Mr. Standen:

　　We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

>   Sincerely,
>
>   Division of Corporation Finance
>   Office of Energy & Transportation